

February 8, 2012

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Pre-effective Amendment 14 to Registration Statement on Form S-1**
> **Filed January 31, 2012**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

Prospectus' Outside Front Cover Page

1. Refer to prior comment 7. Since Auscrete has no arrangements to place the funds in escrow, trust, or similar account during the period before meeting the minimum offering, describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

We will need a minimum of approximately $450,000 to proceed with our business plan…, page 5

2. We assume that the reference to December 31, 2012 rather than December 31, 2011 in the statement "We had minimal working capital of $9,069 as of December 31, 2012" is inadvertent. Please revise.

Selling Shareholders, page 11

3. Disclose that VAWT Earth Wind and Power is a consulting firm providing going public consulting services to Auscrete in return for 97,000 shares of Auscrete's common stock. We note the disclosure on page 25. See Item 507 of Regulation S-K.

4. Refer to prior comment 13. Explain the relationship, if any, of Julie Jett Regnell, Ryan R. Regnell, and Roderick R. Regnell and the relationship, if any, of Daniel J. Hall and Lee Hall. Further, explain the relationship if any, of Julie Jett Regnell with Clifford D. Jett, Kathleen D. Jett, George R. Jett, and Kenneth A. Jett.

5. Refer to prior comment 14. As requested previously, revise footnote (3) to the table to describe the transaction(s) in which the selling shareholders acquired their shares, including when the transaction(s) took place and the amount and nature of the consideration paid for the shares. Note that you may not include a cross reference to Item 15 in Part II of the registration statement because it is not part of the prospectus.

Financial Statements, page 34
December 31, 2011 Financials, page F-7

General

6. We note your response to prior comment two and the revision to your December 31, 2011 financial statements. Please revise to disclose how the assets contributed by Mr. John Sprovieri were valued. In addition, please disclose your depreciation policy as well as the depreciable lives of the machinery and equipment assets that were contributed. Refer to ASC 360-10-50-1 for guidance. Also, we note in your response that the contributed assets "were valued at carrying costs of the vendor but at all times were at or below verifiable market values." Please clarify for us who the vendor is.

7. We note your response to prior comment three. It is unclear to us why costs of your offering that have been borne by your directors have not been recognized in your financial statements as expenses of Auscrete which have been paid by shareholder contributions. Refer to SAB Topic 5.T. for guidance.

Report of Independent Registered Public Accounting Firm, page F-1

8. Please have your auditors revise the first and last paragraph of their report to refer to the statement of income for the year ended December 31, 2010.

Balance Sheet, page F-7

9. It appears that you may have a transposition error in the amount of your common stock line item and it should read $348,469. Please advise or revise as appropriate.

Statement of Stockholders' Equity, page F-9

10. It appears to us that your balance at December 31, 2010 does not match the amounts appearing in your audited statement of stockholders' equity on page F-4. Additionally, the balances appearing as of December 31, 2011 do not appear to reconcile with your balance sheet at December 31, 2011. Please advise or revise as appropriate.

Exhibits

11. Refer to prior comment 18. As requested previously, indicate by footnote or otherwise in the exhibit table whether each of the exhibits has been filed or will be filed by amendment. We note that only exhibits 5.1 and 23.1 are filed with pre-effective amendment 14 to the registration statement.

Exhibit 5.1

12. Revise the first paragraph to make clear that Auscrete is offering up to 10,000,000 shares of its common stock and that the selling shareholders are offering up to 1,742,500 shares of Auscrete's common stock.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the

Mr. John Sprovieri
Auscrete Corporation
February 8, 2012
Page 4

above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via U.S. Mail
        Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020